Via Facsimile and U.S. Mail
Mail Stop 6010

February 26, 2009

Mr. Julian Heslop
Chief Financial Officer
GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex TW8 9GS England

Re: GlaxoSmithKline plc
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 1-15170

Dear Mr. Heslop:

       We have completed our review of your Form 20-F and have no further comments at this time.

                         Sincerely,

                         Gus Rodriguez
                         Accounting Branch Chief